Filed pursuant to Rule 253(g)(2)

File No. 024-10704

Supplement to the

Offering Circular of

Chicken Soup for the Soul Entertainment, Inc.

Qualified July 13, 2017

Dated July 31, 2017

This Supplement (this “Supplement”), dated July 31, 2017, to the Offering Circular originally qualified by the Securities and Exchange Commission on July 13, 2017 (“Offering Circular”) of Chicken Soup for the Soul Entertainment, Inc. (the “Company,” “we,” “us,” or “our”), should be read in conjunction with the Offering Circular. Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to advise that the maturity date of our Term Notes has been revised and extended to the earlier of (a) August 31, 2017 and (b) the date that is three business days following the consummation of the initial closing of the IPO (such date, the ‘‘New Term Notes Extended Maturity Date’’). As of the date of this Supplement, all holders of the Term Notes have agreed to the New Term Notes Extended Maturity Date.